UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          CROWLEY, MILNER AND COMPANY
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  228093-10-0
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243
                                (313) 568-6973
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1998
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ]

CUSIP No.228093-10-0

1.       Name of Reporting Person:   Richard S. Keys
         S.S. or I.R.S. Identification No. of Above Individual (optional):
         N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [  ]
                 (b)    [  ]

3.       SEC Use Only

4.       Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [  ]

6.       Citizenship or Place of Organization:   United States

         Number of Shares         7.  Sole Voting Power
                                        101,097 shares
         Beneficially             8.  Shared Voting Power
                                        -0-
         Owned by Each            9. Sole Dispositive Power
                                       101,097 shares
         Reporting Person         10. Shared Dispositive Power
                 With                   -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 101,097 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [   ]

13.      Percent of Class Represented by Amount in Row (11)
                 6.5%

14.      Type of Reporting Person:  IN

CUSIP NO. 228093-10-0

         This is Amendment No. 1 to the Schedule 13D filed by Richard S. Keys, and relates to the common stock (the "Common Stock") of Crowley, Milner and Company (the "Issuer"). The following items in the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 5.  Interest in Securities of the Issuer

         (a) As of May 1, 1998, Mr. Keys owns of record and beneficially 101,097 shares of Common Stock. Based on the Issuer's representation that it had 1,544,462 shares of Common Stock issued and outstanding as of April 17, 1998, Mr. Keys may be deemed to be the beneficial owner of 6.5% of the Issuer's outstanding shares of Common Stock.

         (b) Mr. Keys has sole voting and dispositive power with respect to all shares beneficially owned by him.

         (c) The only transactions in the Common Stock by Mr. Keys during the past 60 days were the following sales of Common Stock in open market transactions:

               Date of Sale      Amount Sold        Sale Price
               ------------      -----------        ----------
               April 22, 1998     11,333 shs.          $6.024
               April 17, 1998      4,267 shs.          $6.413
               April 6, 1998       1,800 shs.          $6.7388
               March 31, 1998      1,630 shs.          $6.5378
               February 25, 1998     350 shs.          $6.00

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to an option agreement dated December 29, 1997 (the "Agreement"), Mr. Keys granted to Dennis P. Callahan an option to purchase 100,000 shares of Common Stock of the Issuer (the "Optioned Stock"). The Agreement provides that the option is exercisable at any time after June 30, 1998, and prior to 6:00 p.m., June 30, 1999, but only on one occasion and only with respect to all of the Optioned Stock. However, the option is exercisable prior to June 30, 1998, on one occasion and only with respect to all of the Optioned Stock, if a "Change in Control Event," as defined therein, occurs prior to June 30, 1998. The purchase price of the Optioned Stock shall be the Fair Value of the stock based upon the average closing price of a share of Common Stock of the Company during the twenty (20) trading days prior to the exercise date during which the Company's Common Stock has actually traded on the American Stock Exchange, Nasdaq or any other stock exchange, but shall not be less than $7.50 per share nor more than $12.00 per share. The option is not assignable without the prior consent of Mr. Keys.


ITEM 7.  Material to Be Filed as Exhibits

         1. Option Agreement, dated as of December 29, 1997, between Richard C. Keys and Dennis P. Callahan.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /S/ Richard S. Keys
                                             Richard S. Keys

Dated: May 8, 1998

                                 EXHIBIT INDEX

Exhibit No.      Description

1 Option Agreement, dated as of December 29, 1997, between Richard S. Keys and Dennis P. Callahan.